[redacted]

08028429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66358 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY MUTUAL FINANCIAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 OLYMPIC BLVD #440-E
(No. and Street)

SANTA MONICA CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AVNER BEN-NER (310) 586-3222
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU and ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTER DR., SUITE #406 SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
100

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, AVNER BEN-NER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAY MUTUAL FINANCIAL, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / MANAGING DIRECTOR

Title

Notary Public

ALEXANDER DANIEL WAGMAISTER
Commission # 1674173
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Bay Mutual Financial, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**December 31, 2007 and 2006**

# LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

We have audited the accompanying statements of financial condition of Bay Mutual Financial, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in equity, and cash flows for the years ended December 31, 2007 and 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Mutual Financial, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

San Diego, California
February 12, 2008

Bay Mutual Financial, LLC
Statements of Financial Condition
December 31, 2007 and 2006

## Assets

| | 2007 | 2006 |
|---|---|---|
| Current Assets | | |
| Cash | $ 35,133 | $ 32,640 |
| Commissions receivable | 39,089 | 33,117 |
| Prepaid expenses | 7,565 | 7,565 |
| Total Current Assets | 81,787 | 73,322 |
| Fixed Assets | | |
| Furniture and equipment net of accumulated depreciation of $14,184 and $8,059 | 10,785 | 13,409 |
| Total Fixed Assets | 10,785 | 13,409 |
| Other Assets | | |
| Deposits and other assets | 25,000 | 25,000 |
| Total Other Assets | 25,000 | 25,000 |
| Total Assets | $ 117,572 | $ 111,731 |

## Liabilities and Members' Equity

| | 2007 | 2006 |
|---|---|---|
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ 28,327 | $ 24,250 |
| Income tax payable | 2,500 | 2,500 |
| Total Current Liabilities | 30,827 | 26,750 |
| Members' Equity | 86,745 | 84,981 |
| Total Liabilities and Members' Equity | $ 117,572 | $ 111,731 |

*The accompanying notes are an integral part of these financial statements.*

Bay Mutual Financial, LLC
Statements of Operations
For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Revenue | | |
| Commissions and fees | $ 971,321 | $ 567,032 |
| Total Revenue | 971,321 | 567,032 |
| Expense | | |
| Payroll and payroll tax | 511,319 | 252,882 |
| Rent | 90,923 | 56,486 |
| Professional services | 27,985 | 29,052 |
| Clearing charges | 76,491 | 56,767 |
| Other expenses | 253,413 | 170,127 |
| Total Expenses | 960,131 | 565,314 |
| Income from Operations | 11,189 | 1,717 |
| Total Other (Income) and Expense | | |
| Interest expense | - | 91 |
| Depreciation and amortization | 6,125 | 5,078 |
| Total Other (Income) and Expense | 6,125 | 5,169 |
| Income (Loss) Before Provision for Income Taxes | 5,064 | (3,452) |
| Income tax provision | 3,300 | 3,300 |
| Net Income (Loss) | $ 1,764 | $ (6,752) |

*The accompanying notes are an integral part of these financial statements.*

# Bay Mutual Financial, LLC
## Statements of Cash Flows
## For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 1,764 | $ (6,752) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 6,125 | 5,078 |
| Decrease (Increase) in receivable from Brokers and Dealers | (5,972) | (14,100) |
| Decrease (Increase) in prepaid expenses and deposits | - | (582) |
| (Decrease) Increase in accounts payable | 4,077 | 19,755 |
| (Decrease) Increase in income tax payable | - | 1,600 |
| Total Adjustments | 4,230 | 11,751 |
| Net cash provided by operations | 5,994 | 4,999 |
| Cash flows from investing activities: | | |
| Purchase of furniture and equipment | (3,501) | (3,665) |
| Net cash ( used in ) investing activities | (3,501) | (3,665) |
| Cash flows from financing activities: | | |
| Members' contribution | - | 22,000 |
| Payments on capitalized leases | - | (2,832) |
| Net cash provided by financing activities | - | 19,168 |
| Net change in cash | 2,493 | 20,502 |
| Cash at beginning of period | 32,640 | 12,138 |
| Cash at end of period | $ 35,133 | $ 32,640 |
| Supplemental cash flow disclosures: | | |
| Income tax payments | $ 3,300 | $ 800 |
| Interest payments | $ - | $ 91 |

*The accompanying notes are an integral part of these financial statements.*

Bay Mutual Financial, LLC
Statements of Changes in Members' Equity
December 31, 2007 and 2006

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Members' Equity | | | | |
| Balance at beginning of year | $ | 84,981 | $ | 69,733 |
| Members' contribution | | - | | 22,000 |
| Net income (loss) | | 1,764 | | (6,752) |
| Balance at end of year | $ | 86,745 | $ | 84,981 |

*The accompanying notes are an integral part of these financial statements.*

**Bay Mutual Financial, LLC**
**Notes to Financial Statements**
**December 31, 2007 and 2006**

Note A - Nature of Activities

Bay Mutual Financial, LLC (the "Company") was organized in the State of California on June 12, 2003, as a broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note B – Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America ("GAAP") require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Estimates
The presentation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash
For purposes relating to the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charge to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

| | |
|---|---|
| Furniture and Fixtures | 3 to 10 years |
| Office Equipment | 3 to 10 years |

**Bay Mutual Financial, LLC**
**Notes to Financial Statements (Continued)**
**December 31, 2007 and 2006**

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Recent Accounting Pronouncements
In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAF No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006.

In March 2006, FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets." This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
3. Permits an entity to choose 'Amortization method' or Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.

Recent Accounting Pronouncements (continued)

4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" which prescribes threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal year beginning December 17, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Recent Accounting Pronouncements (continued)

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In September 2006, FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a. A brief description of the provisions of this Statement

b. The date that adoption is required

c. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

Recent Accounting Pronouncements (continued)

The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In February 2007, FASB issued FASB Statement No. 159 ("FAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of December 31, 2007 and 2006, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital requirements of $5,000 and net capital of approximately $33,982 and $31,638, respectively.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture And Equipment

| | 2007 | 2006 |
|---|---|---|
| Furniture and equipment | $ 24,969 | $ 21,468 |
| Accumulated depreciation | (14,184) | (8,059) |
| Net fixed assets | $ 10,785 | $ 13,409 |

Note G - Commitments

Operating Lease

The Company leases its office space under a non-cancelable operating lease. The lease expires in June 2009. Rent expense for year ended December 31, 2007 and 2006 was $56,486 and $27,455, respectively. The future minimum lease obligation resulting from this agreement is as follows:

| Year ending | | |
|---|---|---|
| | 2008 | 89,245 |
| | 2009 | 45,390 |
| | Total | $ 134,635 |

Note H - Income Tax Provision

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2007 and 2006 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $3,300.

**Bay Mutual Financial, LLC**
**Notes to Financial Statements (Continued)**
**December 31, 2007 and 2006**

Note I – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: During the first year of employment, employees can earn up to forty (40) hours of vacation; during the second year of employment, employees can earn up to eighty (80) hours of vacation; and during the third year of employment, employees can earn up to one hundred twenty (120) hours of vacation; and during the tenth year of employment, employees can earn up to one hundred sixty (160) hours of vacation; and during the twentieth year of employment, employees can earn up to two hundred (200) hours of vacation . Employees can accrue up to a maximum of 2 times their annual rate; no additional time will be accrued until some vacation time is used. The date of employment will be considered the anniversary date for vacation purposes. At termination, employees are paid for any accumulated unpaid vacation leave. As of December 31, 2007 there was no vacation liability.

**Supplemental Schedules**

Bay Mutual Financial, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007 and 2006

Schedule I

| | 2007 | 2006 |
|---|---|---|
| Members' Equity | $ 86,745 | $ 84,981 |
| Less Non Allowable Assets | | |
| Commissions receivable | 34,413 | 32,369 |
| Prepaid expenses | 7,565 | 7,565 |
| Fixed assets | 10,785 | 13,409 |
| Total Non Allowable Assets | 52,763 | 53,343 |
| Less Haircuts | - | - |
| Net Capital | $ 33,982 | $ 31,638 |
| Total Liabilities | $ 30,827 | $ 26,750 |
| Aggregated Indebtedness | 30,827 | 26,750 |
| Net Capital Required | 5,000 | 5,000 |
| Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness) | 2,056 | 1,784 |
| Minimum Dollar Requirement | 5,000 | 5,000 |
| Net Capital Requirement (greater of the two) | 5,000 | 5,000 |
| Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness) | $ 30,899 | $ 28,963 |

*The accompanying notes are an integral part of these financial statements.*

Bay Mutual Financial, LLC
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2007 and 2006

Schedule II

| | 2007 | 2006 |
|---|---|---|
| Net Capital Per Focus II Report | $ 46,467 | $ 34,246 |
| Decrease (Increase) in non allowable assets | 6,125 | 5,078 |
| Increase (Decrease) in income due to audit adjustments | (18,610) | (7,686) |
| Net Capital | $ 33,982 | $ 31,638 |

| | 2007 | 2006 |
|---|---|---|
| Reconciliation of Audit Adjustments: | | |
| Correction to expense accounts | $ (18,610) | $ (7,686) |
| Increase (Decrease) in income due to audit adjustments | $ (18,610) | $ (7,686) |

*The accompanying notes are an integral part of these financial statements.*

**Bay Mutual Financial, LLC**

**Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3**

**December 31, 2007 and 2006**

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

# LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE


The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In planning and performing our audit of the financial statements of Bay Mutual Financial, LLC as of December 31, 2007, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness ( or aggregate debits ) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

San Diego, California
February 12, 2008

END